FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-190588

PHILLIPS EDISON GROCERY CENTER REIT II, INC.
SUPPLEMENT NO. 4 DATED JUNE 15, 2015
TO THE PROSPECTUS DATED NOVEMBER 25, 2013

This prospectus supplement, or this Supplement No. 4, is part of the prospectus of Phillips Edison Grocery Center REIT II, Inc., or the Company, dated November 25, 2013, or the Prospectus, as supplemented by Supplement No. 1 dated April 17, 2015 (which superseded and replaced all prior supplements), Supplement No. 2 dated May 11, 2015, and Supplement No. 3 dated May 28, 2015. This Supplement No. 4 replaces, supplements, modifies and supersedes certain information contained in the Prospectus, Supplement No. 1, Supplement No. 2 and Supplement No. 3. Unless the context suggests otherwise, the terms “we” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. The purposes of this Supplement No. 4 are to provide an update on the status of the offering and information regarding the acquisition of Old Alabama Square.

Status of the Offering

We commenced our initial public offering on November 25, 2013, pursuant to which we are offering up to 80,000,000 shares of our common stock, par value $0.01 per share, in our primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 20,000,000 shares of our common stock pursuant to our distribution reinvestment plan initially at $23.75 per share. As of June 8, 2015, we had raised aggregate gross offering proceeds of approximately $896.9 million from the sale of approximately 36.1 million shares in our initial public offering, including shares sold under our distribution reinvestment plan.

Property Acquisition

Old Alabama Square

On June 10, 2015, we purchased, through an indirect wholly-owned subsidiary, a fee simple interest in a grocery-anchored shopping center containing 103,268 rentable square feet located on approximately 12.8 acres of land in Alpharetta, Georgia (“Old Alabama Square”) for approximately $24.5 million, exclusive of closing costs. In connection with the acquisition of Old Alabama Square, we paid our Advisor Entities an acquisition fee of $242,750 as is stipulated under our advisory agreement and which is equal to 1% of the contract purchase price of Old Alabama Square (exclusive of acquisition fees and financing coordination fees). We funded the purchase price with proceeds from this ongoing initial public offering. Old Alabama Square was purchased from Old Alabama, LLC, a Delaware limited liability company, and Old Alabama Phase II, LLC, a Delaware limited liability company, which are not affiliated with us, our advisor or our sub-advisor.

At the time of acquisition, Old Alabama Square was 86% leased to 27 tenants, including a The Fresh Market grocery store, which occupies 18,400 rentable square feet at Old Alabama Square. Based on the current condition of Old Alabama Square, we do not believe that it will be necessary to make any significant renovations or improvements to the property. We also believe that Old Alabama Square is adequately insured.